Exhibit 12.1

Tempur-Pedic International Inc.

Ratio of Earnings To Fixed Charges (Unaudited)

	Pre-Predecessor	Predecessor			Tempur-Pedic International Inc.
	(a)
	Twelve Months Ended December 31, 1999	Twelve Months Ended December 31, 2000	Twelve Months Ended December 31, 2001	Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Twelve Months Ended December 31, 2003
FIXED CHARGES:
Interest Expense	—	4,626,238	6,952,564	6,604,562	3,046,460	18,929,319

Interest Portion of Rental Expense (b)	—	70,193	44,987	105,365	4,358	228,444
Amortization of debt issue costs and
Discount or Premium Relating to Indebtedness	—	—	159,073	1,115,608	370,969	2,266,685

TOTAL FIXED CHARGES	—	4,696,431	7,156,624	7,825,535	3,421,787	21,424,448

EARNINGS:
Income From Continuing Operation
Before Income Taxes	—	19,265,000	23,500,000	32,377,000	(1,965,000)	61,201,742
Fixed charges	—	4,696,431	7,156,624	7,825,535	3,421,787	21,424,448

TOTAL	—	23,961,431	30,656,624	40,202,535	1,456,787	82,626,190

RATIO OF EARNINGS TO FIXED CHARGES	—	5.10	4.28	5.14	0.43	3.86

(a)	The pre-predecessor consolidated information is unavailable for these periods.

(b)	Interest portion of rental expense is based upon 11.1% the average imputed interest rate within the Company’s operating leases.